UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED

(Name of Subject Company (Issuer))

SKYWORKS SOLUTIONS, INC.

POWERCO ACQUISITION CORP.

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00752J108

(CUSIP Number of Class of Securities)

Mark V. B. Tremallo

Vice President, General Counsel and Secretary

Skyworks Solutions, Inc.

20 Sylvan Road

Woburn, Massachusetts 01801

(949) 231-4700

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Rod J. Howard, Esq.

Wilmer Cutler Pickering Hale and Dorr, LLP

950 Page Mill Road

Palo Alto, California 94304

650-858-6000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$308,567,366.00	$35,362.00

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the offer price of $5.80 per share by the number of shares of common stock, par value $0.001 per share (“Shares”), of Advanced Analogic Technologies Incorporated (“AATI”) outstanding on a fully diluted basis as of December 5, 2011, consisting of (a) 44,301,895 Shares issued and outstanding, (b) 6,747,913 Shares subject to issuance upon exercise of outstanding options and (c) 2,151,462 Shares subject to outstanding restricted stock units.
**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 3 for fiscal year 2012 issued by the Securities and Exchange Commission. Such fee equals 0.011460% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $35,362.00	Filing Party: Skyworks Solutions, Inc.
Form or Registration No.: SC TO-T	Date Filed: December 9, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (this “Amendment”) to the Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”) is filed by Skyworks Solutions, Inc., a Delaware corporation (“Skyworks”), and PowerCo Acquisition Corp, a Delaware corporation (“Offeror”) and a wholly owned subsidiary of Skyworks. This Amendment amends and supplements the Schedule TO relating to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Advanced Analogic Technologies Incorporated, a Delaware corporation ( “AATI”), at a price per share of $5.80, net to the seller in cash, without interest and subject to any required withholdings of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 9, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

The first sentence of the second paragraph of the section of the Offer to Purchase entitled “Summary Term Sheet” is amended and restated as follows:

“Information included or incorporated by reference in this Offer to Purchase relating to AATI, its stock and its directors, officers, stockholders and employees has been provided by AATI.”

The description of the “Minimum Condition” in the section of the Offer to Purchase entitled “Summary Term Sheet” is amended and restated as follows:

“Minimum Condition:	At least a majority of the Shares outstanding immediately prior to the expiration of the Offer. If the Offer had expired on December 5, 2011, a majority of the Shares outstanding would have been 22,150,948 Shares.”

Section 10 of the Offer to Purchase is amended by adding the following two new paragraphs immediately prior to the first full paragraph on page 34 of the Offer to Purchase:

“Skyworks reduced its offer price from $6.13 in cash and stock to $5.80 in cash as part of the resolution of the parties’ arbitration claims. The price reduction was the result of intensive negotiation, and, from Skyworks’s perspective, reflected Skyworks’s assessment of the strength of the parties’ claims, each party’s probability of prevailing on those claims, the risks of not prevailing, the uncertainties, expenses and distractions of litigation, the impact of developments since the original signing of the parties’ merger agreement in May 2011, and risks and uncertainties in the current business environment. Skyworks structured the offer as an all-cash offer because it believed that an all-cash transaction would be in the interests of Skyworks and its stockholders. In this regard, Skyworks believed that if the transaction was to proceed, it would be desirable to proceed with and complete the transaction, and to obtain operational control of AATI, quickly, in order to minimize the risks and uncertainties of interim operations and to begin to achieve the expected benefits of the transaction as soon as possible. Skyworks believed that an all-cash transaction would likely be completed more quickly than a transaction that included a mix of cash and stock. In addition, Skyworks, in the parties’ original May 26, 2011 merger agreement, had negotiated for (and obtained) the right to pay the entire merger consideration in cash (all cash, no stock) if, at the closing, Skyworks’s stock was trading below a specified average closing price threshold ($21). Since Skyworks’s stock has, in fact, been trading recently (and was trading, at the time the amended merger agreement was being negotiated in late November 2011) below the $21 threshold for Skyworks to exercise its all-cash option, Skyworks believed it was in the interests of Skyworks and its stockholders financially to pay the revised transaction price all in cash.”

“Amendment No. 1 to the Merger Agreement adds new Section 5.3 to the Merger Agreement. New Section 5.3(b) provides that AATI will not effect, propose, request, or seek any customer-approved “pull in” or acceleration of any sale, any shipment, delivery or fulfillment of any order that, as of November 30, 2011, was scheduled or forecast to be completed, shipped or fulfilled after December 31, 2011 without prior written approval of Skyworks. In the course of the parties’ negotiations on November 29, Skyworks requested, and AATI agreed to, language requiring Skyworks’s consent for the “pull in” or acceleration by AATI of certain sales, shipments, deliveries and fulfillments. This provision was negotiated in order to clarify certain matters of interpretation on which the parties had previously disagreed, to avoid possible dispute as to what practices would, or would not, be covered by the general provisions of Section 5.1 of the Merger Agreement requiring AATI to operate in the ordinary course, and to provide bright-line operational guidance to the companies during the period between the signing of Amendment No. 1 to the Merger Agreement and the closing of the Offer and Merger.”

Section 11 of the Offer to Purchase is hereby amended by amending and restating the second to last sentence in the second full paragraph on page 49 as follows:

“The above discussion of Skyworks’ obligations regarding employee compensation and benefits does not apply to equity-based compensation and benefits, compensation and benefits under individual employment, severance and/or change-of-control agreements and arrangements, special bonuses, and similar compensation and benefits.”

The first sentence of the second to last paragraph of Section 14 of the Offer to Purchase is hereby amended and restated as follows:

“The conditions described above are for the sole benefit of Skyworks and us and, except for the Minimum Condition which may only be waived with the written consent of AATI, may be waived by Skyworks in whole or in part at any time and from time to time on or before the expiration of the Offer and in the sole discretion of Skyworks and us, subject in each case to the terms of the Merger Agreement.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2011

SKYWORKS SOLUTIONS, INC.

By:	/S/ DAVID J. ALDRICH
Name:	David J. Aldrich
Title:	President and Chief Executive Officer

POWERCO ACQUISITION CORP.

By:	/S/ MARK V.B. TREMALLO
Name:	Mark V.B. Tremallo
Title:	Vice President